UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-41106

Incannex Healthcare Limited

(Exact name of Registrant as specified in its charter)

not applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Joel Latham

Chief Executive Officer and Managing Director

Level 39, Rialto South Tower
525 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 28, 2022, Incannex Healthcare Limited filed its half-year report for the six months ended December 31, 2021, with the Australian Securities Exchange, a copy of which half year report is attached to this Form 6-K as Exhibit 99.1.

On March 10, 2022, Incannex Healthcare Limited filed with the Australian Securities Exchange an announcement captioned “Incannex observes substantial reduction in AHI in preliminary results of clinical trial assessing IHL-42X in patients with OSA; proceeds to pivotal studies”, which announcement is attached hereto as Exhibit 99.2.

On March 16, 2022, Incannex Healthcare Limited filed an application (Appendix 2A) for quotation of additional securities on the Australian Securities Exchange, which Appendix 2A is attached hereto as Exhibit 99.3.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Incannex Healthcare Limited

Date: March 21, 2022	By:	/s/ Joel Latham
	Name:	Joel Latham
	Title:	Chief Executive Officer and Managing Director

INDEX TO EXHIBITS

Exhibit No.

99.1	Half-year report for the six months ended December 31, 2021
99.2	ASX Announcement, dated March 10, 2022
99.3	Appendix 2A, dated March 16, 2022

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